Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of \Arizona (the "Trust") was held on October 24, 2007. The holders of shares representing 77% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

			Dollar Amount of  Votes:

	Trustee		For		Withheld

	Ernest Calderon	$249,854,088		$2,291,214
	Thomas W. Courtney	$249,762,665		$2,382,648
	Grady Gammage, Jr.	$249,787,857		$2,357,445
	Diana P. Herrmann	$249,890,336		$2,254,455
	John C. Lucking	$250,011,576		$2,133,727
	Anne J. Mills		$249,863,088		$2,282,225


2. To act on the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.


			Dollar Amount of Votes:

	For		Against		Abstain

	$246,419,861		$2,899,156		$2,826,285